COUGAR OIL AND GAS CANADA INC. ANNOUNCES FORWARD STOCK SPLIT

CALGARY, ALBERTA – (MARKETWIRE) – February 25, 2010 – Cougar Oil and Gas Canada Inc. (“Cougar Canada” or “Company”) (OTCBB: COUGF) announces that on January 25, 2010, the Board of Directors and shareholders of the Company approved a forward split of the outstanding common stock at the rate of one share into three shares.  Subsequently, the Company submitted an application for approval of the forward stock split to the Financial Industry Regulatory Authority (“FINRA”).  The Company recently received confirmation from FINRA approving the forward stock split.

The Company received notice from FINRA establishing the record date of February 22, 2010 for the forward split and the payment date of February 25, 2010.   Shareholders will be mailed their certificates on or about February 25, 2010, and no further action by shareholders is required in respect of the forward stock split.  As a result of the forward stock split, the number of issued and outstanding shares of the Company's Common Stock will be increased from 19,635,397 to 58,906,191 shares.

Mr. William Tighe, Chairman of the Board for Cougar Canada, stated, "We believe that the stock split will create additional liquidity in the market and make Cougar Canada stock more attractive to a broader range of investors.  We see significant potential for growth as we move forward in creating value for the shareholders.  Through these challenging economic times, we remain committed to attracting investors who share our enthusiasm and take a long-term view of the company's growth opportunities."

About Cougar Oil and Gas Canada Inc.:
Cougar Oil and Gas Canada Inc. (OTCBB:  COUGF) is based in Calgary, Alberta, Canada and a publicly traded mineral exploration company focused on broadening its scope of business to include the natural resource sector, being minerals and oil and gas.  The recent investment in Cougar Energy, Inc. provided the Company with the opportunity to build shareholder value through the exploration and development of oil and gas properties.  Additional information is at http://www.cougarenergyoilandgascanadainc.com.

For further information:

Cougar Oil and Gas Canada Inc.
Investor Relations:
TC Capital
Phone: +1(403) 238-8813 (during market hours)
e-mail:  info@cougarenergyoilandgascanadainc.com
www.cougarenergyoilandgascanadainc.com

Forward-looking Statements:  This press release contains forward-looking statements. The words or phrases "would be," "will" "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," or similar expressions are intended to identify "forward-looking statements". The Company’s business is subject to various other risks and uncertainties, which may be described in its corporate filings (www.sec.gov).  Statements made herein are as of the date of this press release and should not be relied upon as of any subsequent date. The Company cautions readers not to place reliance on such statements.  Cougar Oil and Gas Canada Inc. undertakes no obligation to update or publicly revise forward looking statements or information unless so required by applicable securities laws.